Date    18 July 2001
Number  04/01


BHP BILLITON ENTERS SHIP MANAGEMENT JOINT VENTURE
WITH TEEKAY SHIPPING

BHP Billiton Limited (BHP Billiton) and Teekay Shipping Corporation (Teekay) today announced the signing of an Implementation Agreement to form a joint venture company encompassing ship management, crewing and marine technical services.

The joint venture, called Teekay Marine Pty Ltd (Teekay Marine), will provide improved operating costs via economies of scale and ongoing surety over service quality and risk. It will also deliver significantly increased resources and capabilities to BHP Billiton through Teekay's global network.

Teekay Marine will contract services to BHP Billiton for its existing shipping fleet. Equity ownership will be split 70:30 between Teekay and BHP Billiton respectively.

BHP Billiton President Transport and Logistics Bruce McGowan said the joint venture would create a world-class ship management business with a strong position in Australia and a significant global footprint.

"Teekay Marine will deliver a total shipping capability and build on both partners' excellent track record serving major customers and complementary global experience with different types of vessels and cargo," he said.

"In addition, being a key customer and part owner of Teekay Marine will ensure BHP Billiton increases its range of options to best meet the needs of its global customer base."

The signing of the Implementation Agreement follows several months of negotiations and is separate to BHP Billiton's strategic review of its Transport and Logistics requirements. There will be no change to the Company's existing ship ownership arrangements as a result of the joint venture being formed.

Teekay President and CEO Bjorn Moller said: "BHP Billiton is a long-standing customer of our oil transportation services. We are delighted with this opportunity to strengthen our relationship further by joining them in this marine services venture."

It is intended to transfer all of BHP Billiton's 600 sea-going personnel to Teekay Shipping (Australia) Pty Ltd (a 100 per cent-owned subsidiary of Teekay Shipping Corporation). The joint venture will create a broad range of career opportunities as part of a growing, marine services-focussed organisation.

It is expected that the joint venture will be implemented by October 2001 following completion of all negotiations.

As previously advised, BHP Billiton will retain its Sea Freight Management function as part of the Company's Marketing group. A Melbourne-based team will also provide support, focussing on Marine Services, Handysize Chartering and Logistics Solutions.

Teekay Background:

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium sized oil tankers.

Headquartered in Nassau, Bahamas, with offices in 11 other countries, Teekay employs 300 onshore and more than 2700 sea-going staff around the world. The company's modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies world wide. (http://www.teekay.com)

Further information can be found on our Internet site:
http://www.bhpbilliton.com

ENQUIRIES:

Australia
Dr. Robert Porter, Investor Relations
Tel:  + 61 3 9609 3540
Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel:  +44 20 7747 3956
Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
email: Mike.Campbell@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:  +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com